VIA EDGAR AND E-MAIL

July 10, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Brookfield Renewable Partners L.P. Registration Statement on Form F-3 File No. 333-272999

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Renewable Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3 (File No. 333-272999) be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on Wednesday, July 12, 2023.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

[Signature Page to the Acceleration Request]